Exhibit 12.1
Computation of Ratio of Earnings to Fixed Charges
($ in thousands)

	Six months
	Ended
	June 30,	Year Ended December 31,
	2010	2009	2008	2007	2006	2005
Income (Loss) from continuing operations before income taxes (a)	$(50,266)	$294,332	$1,667,176	$1,427,289	$1,237,729	$618,231
Fixed charges:
Interest expense (b)	195,838	383,785	264,418	183,128	109,216	80,189
Capitalized Interest	11,938	32,409	30,071	2,624	2,483	2,072
Interest factor portion of rentals (c)	31,956	63,043	47,198	43,212	30,275	23,290

Total fixed charges	239,732	479,237	341,687	228,964	141,974	105,551
Less: Capitalized Interest	(11,938)	(32,409)	(30,071)	(2,624)	(2,483)	(2,072)
Earnings before income taxes and fixed charges	$177,528	$741,160	$1,978,792	$1,653,629	$1,377,220	$721,710

Ratio of earnings to fixed charges	0.74 (d)	1.55	5.79	7.22	9.70	6.84

(a)	Income from continuing operations before income taxes has been adjusted to include only distributed income of less-than-fifty-percent-owned persons.

(b)	Interest expense consists of interest expense incurred from continuing operations and amortization of debt issuance costs.

(c)	Interest factor portion of rentals is estimated to be one-third of rental expense.

(d)	For the six months ended June 30, 2010, earnings, as defined, before fixed charges were inadequate to cover fixed charges by $62.2 million.

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